Exhibit 21.1

Subsidiaries of Conifer Holdings, Inc.

Subsidiary	State of Formation
American Colonial Insurance Services f/k/a EGI Insurance Services (Florida)	Florida
Conifer Insurance Company	Michigan
Red Cedar Insurance Company	District of Columbia
Sycamore Insurance Agency	Michigan
White Pine Insurance Company	Michigan
Venture Agency Holdings, Inc. (50% ownership)	Michigan